SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2013

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG acquires first BroadSeis 3D multi-client seismic

survey in Norway

Paris, France – April 3, 2013

CGG announced today that it has started acquiring Phase 1, known as Halten Terrace, of its Steppingstone BroadSeisTM 3D multi-client survey program offshore Norway. This is the first time CGG has acquired a 3D multi-client survey in the Norwegian North Sea using its proven broadband marine solution and the project has received high prefunding from the industry.

The Halten Terrace survey or Steppingstone Phase 1 covers 2,260 km² over the highly prospective Halten Terrace and targets the southern trend of already producing Jurassic reservoirs and discoveries in the Cretaceous. The survey is being acquired by the Oceanic Champion and the operation is expected to last three months.

The BroadSeis acquisition and processing parameters for this survey are being optimized to focus on providing better imaging of prospective Jurassic rotated fault blocks, inversion anticlines and shallow targets. The survey is expected to open up potentially prospective late Cretaceous/Tertiary turbidite plays to the west.

Jean-Georges Malcor, CEO, CGG, said: “After the success of several proprietary BroadSeis surveys for clients offshore Norway in 2011 and 2012 we decided to make our technology and experience available for this first BroadSeis 3D multi-client survey in the Norwegian shelf. Close dialogue with oil companies operating in the area confirmed strong industry interest for this high-end technology to produce the new and modern 3D data needed to improve imaging of the complex geology. We believe that our BroadSeis multi-client data set will bring valuable insight to the industry and increase exploration activity in this high-potential area.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Investor Relations Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Group Communications Antoine Lefort Tel: +33 1 64 47 34 89 E-mail: media.relations@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 3rd, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP